Exhibit 12.1
HCA Holdings, Inc.
Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Three Months Ended		Year Ended December 31,
	March 31, 2011	March 31, 2010	2010	2009	2008	2007	2006
Earnings:
Income before income taxes	$517	$685	$2,231	$2,002	$1,170	$1,398	$1,863
Fixed charges, exclusive of capitalized interest	572	553	2,250	2,136	2,166	2,354	1,092

	$1,089	$1,238	$4,481	$4,138	$3,336	$3,752	$2,955

Fixed charges:
Interest charged to expense	$533	$516	$2,097	$1,987	$2,021	$2,215	$955
Interest factor on rental expense	39	37	153	149	145	139	137

	572	553	2,250	2,136	2,166	2,354	1,092
Interest capitalized	6	8	22	29	32	29	38

	$578	$561	$2,272	$2,165	$2,198	$2,383	$1,130

Ratio of earnings to fixed charges	1.89	2.21	1.97	1.91	1.52	1.57	2.61